Exhibit 99.4
The Advantages and Disadvantages of
Going Private

Presented to:

Prepared by:

October 9, 2006

Northeast Capital & Advisory, Inc.

Contents

Advantages of Going Private

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Less disclosure and reporting. A publicly traded company is subject to a much higher degree of ongoing disclosure and reporting than that of a private company. As such, companies that regain private status will immediately have lower ongoing legal, accounting, director and officer insurance and investor relations expenses.

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Management time. The listing itself, as well as the continuing obligations required for a publicly-traded company, can use up significant amounts of management time, which might otherwise be directed to running the business.

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Regaining control. The sale of equity in a company inevitably involves surrendering a degree of management control to outside shareholders, whose views must be taken into account by the board in the operation of the company’s business. The market usually rewards publicly-traded companies for short-term quarterly results rather than long-term value creation and performance. As such, management of a publicly traded company may focus on short-term performance in order to attain a certain return for shareholders, rather than focusing on long-term shareholder value. In addition, depending on the portion of the equity held by insiders, the company may also run the risk of being taken over by an unwelcome acquirer at some point in the future.

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More privacy. Since there is a greater degree of accountability to outside shareholders for a publicly-traded company, officers and directors lose much of the privacy and autonomy they may have enjoyed when running a private company. While a higher degree of interest can be beneficial during good times, it can be detrimental during bad times.

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Other. Greater disclosure of salaries, restrictions on share dealing, and the time and money needed to devote to investor relations are a few of the additional burdens that are unlikely to arise with a private company. In addition, private companies do not have to publicly distribute their financial and other strategic information, which can be used by competitors.

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Going Private (Continued)

Disadvantages of Going Private

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Access to capital and acquisition opportunities. Public companies are generally able to raise capital or finance acquisitions more easily than private companies due to the liquid nature of their stock.

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Reduces stock liquidity. Removing access to a public market, with an externally agreed price, reduces liquidity in the company’s shares (no longer enables shareholder’s to realize the value of their holdings) and narrows the company’s shareholder base.

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Financial substance. Public companies are often perceived to have greater staying power and financial substance than their private company competitors, given their capital bases and greater access to capital.

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Public profile. A publicly-traded company and its activities will receive more extensive coverage in the press and may receive coverage by analysts, hence widening the awareness of the company, as well as its products and services.

▪	Efficiency. The requirement for more rigorous disclosure tends to lend itself to better systems and controls and greater operating efficiency for the company as a whole.

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Employee Commitment. Publicly-traded companies can use stock based compensation, which has a visible value and a market for trading, to help recruit and retain high-quality employees and officers with a long-term commitment to the business.

▪	Shareholders. Going private can possibly result in dissatisfied shareholders, due to the illiquid market and lack of ongoing financial information, and could potentially lead to litigation.

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Going Private (Continued)

Process of Going Private

▪	Reduce the number of holders below 300. To reduce the number of holders, Northway could perform a reverse stock split or a Dutch auction self-tender offer.

Reverse Stock Split: Effect a 1 for 300 (or 1 for 325) reverse stock split.

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Each holder of less than 300 (325) shares immediately before the reverse stock split will receive a pre-determined amount in cash, without interest, for each share held immediately before the reverse stock split and will no longer be a stockholder of Northway; and

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Each holder of 300 (325) or more shares held immediately prior to the reverse stock split may receive a fractional share for each common share held immediately before the reverse stock split. In this case, since fractional shares held by holders of 300 (325) or more shares will not be purchased by Northway, these holders will not be entitled to receive any cash payment from Northway. Otherwise, Northway may also offer cash for these fractional shares, which would eliminate the need for the forward stock split described below.

Immediately after the reverse stock split is complete, initiate a 300 (325) for 1 forward stock split.

▪	As a result, the continuing holders will hold the same number of shares as they did before the stock splits; however, their portion of shares outstanding will be higher.

A 1 for 300 (or 1 for 325) reverse stock split would result in approximately 300 holders (or 266 holders) for Northway.

Dutch Auction Self-Tender Offer: This procedure allows the shareholders to select the price at which they are willing to sell, or tender, all or part of their shares within a price range set by Northway. For example, Northway could offer a range of not more than $36.08 and not less than $37.72 per share, which represents premiums of 10% and 15% over Northway’s 9/29/06 share price of $32.80. Upon expiration of the offer, Northway may select the lowest purchase price from those shares tendered that will allow the Bank to buy a pre-determined amount shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In the offer, priority may be given to certain holders, such as holders with less than 300 shares. In this case, if a Northway shareholder owns less than 300 shares and tenders all of their shares at or below the purchase price, they would receive priority and have all of their shares purchased even if the amount of shares tendered exceeded the original amount of shares offered. However, using this method will most likely not result in less than 300 holders due to the overwhelmingly large number of holders that would need to agree to tender their shares.

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De-list from NASDAQ. A listed NASDAQ company that wishes to de-list must contact NASDAQ via written letter and state the reason for its decision to de-list, accompanied with an application to withdraw the securities from the listing (must comply with requirements in Rule 12d2-2(e). Delisting the securities will eliminate the registration requirements of Section 12(b); however, the securities will automatically become registered under Section 12(g), unless it meets certain exceptions, such as having fewer than 300 holders of record.

Holders of Record: Under Exchange Act Rule 12g5-1, “the number of holders of record of a class of a company’s stock includes each person who is identified as the owner of such securities on records of security holders maintained on or behalf of the issuer.” Securities held by pre-existing entities, such as a corporation, partnership or trust, are counted as being held by one holder. In addition, to determine the number of holders of record, the beneficial investors that hold their shares in street name are generally discarded, unless the company has reason to know that the form of holding securities of record is used primarily to circumvent the Exchange Act, in which case the beneficial owners of those securities are counted as record holders.

▪	Terminate registration under Section 12(g). To terminate the registration of a class of securities under Section 12(g), the company must file a Form 15 with the SEC certifying that either:

1.	the number of holders of record of the class of the company’s securities sought to be deregistered is less than 300; or

2.
the number of holders of record of the class of the company’s securities sought to be deregistered is less than 500 and the company’s total assets have not exceeded $10 million on the last day of each of the company’s three most recent fiscal years.

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Going Private (Continued)

Costs of Going Private

Cost Estimates (for a 1 for 300 Split)

Legal Fees	$75,000 - $100,000
Accounting Fees	$10,000
Filing Fees	$400
Financial Advisory/ Valuation Fees	$25,000 - $35,000
Printing and Mailing Costs	$15,000
Proxy Solicitor Fees	$10,000
Less Cost Savings (*Broker Fees)	($19,027)
Total	$136,373

* Broker fees that would have been incurred had a typical share repurchase been performed.

Cost Savings (for a 1 for 300 Split)

Variable Shareholder Expenses	$13,571

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Going Private (Continued)

Reverse Split: 1 for 300

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Going Private (Continued)

Reverse Split: 1 for 325

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Going Private (Continued)

Dutch Auction (10.68% Premium)
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Going Private (Continued)

Dutch Auction (12.26% Premium)

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